Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated August 7, 2024

Supplementing the Preliminary Prospectus Supplement, dated August 7, 2024

Registration No. 333-271537

HCA Inc.

$750,000,000 5.450% Senior Notes due 2031 (the “new 2031 notes”)

$1,250,000,000 5.450% Senior Notes due 2034 (the “2034 notes”)

$1,000,000,000 5.950% Senior Notes due 2054 (the “2054 notes”)

(collectively, the “notes”)

Pricing Supplement

Pricing Supplement dated August 7, 2024 to HCA Inc.’s Preliminary Prospectus Supplement dated August 7, 2024. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the 2031 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$750,000,000

Title of Security

5.450% Senior Notes due 2031

The new 2031 notes will be treated as a single series with the Issuer’s $1.0 billion aggregate principal amount of 5.450% Senior Notes due 2031 issued on February 23, 2024 (the “existing 2031 notes”, and together with the new 2031 notes, the “2031 notes”) for all purposes under the indenture and will have identical terms with the existing 2031 notes, other than their issue date and public offering price. The new 2031 notes will have the same CUSIP and ISIN numbers as, and will vote together and will be fungible with, the existing 2031 notes immediately upon issuance. Upon issuance of the new 2031 notes, the aggregate principal amount of the 2031 notes will be $1,750,000,000.

Maturity Date	April 1, 2031

Spread to Treasury	125 basis points

Benchmark Treasury	UST 4.125% due July 31, 2031

Benchmark Treasury Price & Yield	101-20 / 3.857%

Coupon	5.450%

Public Offering Price	101.864% plus accrued interest from, and including, February 23, 2024 to, but excluding the settlement date (which accrued interest amount totals $19,188,541.67 for the new 2031 notes)

Yield to Worst	5.107%

Interest Payment Dates	April 1 and October 1 of each year, beginning on October 1, 2024

Record Dates	March 15 and September 15 of each year

Net Proceeds to Issuer before Expenses	$759,292,500 (excluding accrued interest)

CUSIP/ISIN Numbers	CUSIP: 404119 CT4 ISIN: US404119CT49

Optional Redemption

Prior to February 1, 2031, the 2031 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2031 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on February 1, 2031 of principal of the 2031 notes to be redeemed and (b) the payment of the remaining scheduled payments through February 1, 2031 of interest on the 2031 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 20 basis points plus, in each of clauses (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after February 1, 2031, the 2031 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2031 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2034 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,250,000,000

Title of Security	5.450% Senior Notes due 2034

Maturity Date	September 15, 2034

Spread to Treasury	150 basis points

Benchmark Treasury	UST 4.375% due May 15, 2034

Benchmark Treasury Price & Yield	103-08+ / 3.968%

Coupon	5.450%

Public Offering Price	99.854% plus accrued interest, if any, from August 12, 2024

Yield to Maturity	5.468%

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2025

Record Dates	March 1 and September 1 of each year

Net Proceeds to Issuer before Expenses	$1,240,050,000

CUSIP/ISIN Numbers	CUSIP: 404121 AK1 ISIN: US404121AK12

Optional Redemption

Prior to June 15, 2034, the 2034 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2034 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on June 15, 2034 of principal of the 2034 notes to be redeemed and (b) the payment of the remaining scheduled payments through June 15, 2034 of interest on the 2034 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 25 basis points plus, in each of clauses (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after June 15, 2034, the 2034 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2034 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2054 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,000,000,000

Title of Security	5.950% Senior Notes due 2054

Maturity Date	September 15, 2054

Spread to Treasury	168 basis points

Benchmark Treasury	UST 4.250% due February 15, 2054

Benchmark Treasury Price & Yield	99-19 / 4.274%

Coupon	5.950%

Public Offering Price	99.935% plus accrued interest, if any, from August 12, 2024

Yield to Maturity	5.954%

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2025

Record Dates	March 1 and September 1 of each year

Net Proceeds to Issuer before Expenses	$990,600,000

CUSIP/ISIN Numbers	CUSIP: 404121 AL9 ISIN: US404121AL94

Optional Redemption

Prior to March 15, 2054, the 2054 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2054 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (a) the payment on March 15, 2054 of principal of the 2054 notes to be redeemed and (b) the payment of the remaining scheduled payments through March 15, 2054 of interest on the 2054 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 30 basis points plus, in each of clauses (i) and (ii) above, accrued and unpaid interest, if any, to such redemption date.

On and after March 15, 2054, the 2054 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2054 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the notes

Change of Control	Upon a Change of Control Triggering Event, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	August 7, 2024

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, excluding accrued interest on the new 2031 notes, will be approximately $2,984,893,500.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the repayment of borrowings outstanding under our senior asset-based revolving credit facility.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-271537)

Joint Book-Running Managers

Citigroup Global Markets Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

Capital One Securities, Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities Americas, Inc.

Truist Securities, Inc.

Co-Managers

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

BNP Paribas Securities Corp.

CIBC World Markets Corp.

DNB Markets, Inc.

NatWest Markets Securities Inc.

Regions Securities LLC

Settlement Date

August 12, 2024 (T+3)

We expect that delivery of the notes will be made to investors on or about August 12, 2024, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: 1-800-831-9146 or by emailing: prospectus@citi.com; BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, by telephone 1-800-294-1322 or by emailing: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, telephone collect at 1-212-834-4533; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, by telephone (toll-free): 1-800-645-3751 or by emailing: wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.